SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 29, 2013

2

TRANSLATION

Buenos Aires, August 29, 2013

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Agreement between YPF and Chevron

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

We hereby submit the presentation related to the agreement signed between YPF and Chevron presented today in a press conference by the Company’s President, Mr. Miguel Galuccio.

Yours faithfully,

Gabriel E. Abalos

Market relations officer

YPF S.A.

YPF - Chevron Agreement To develop Vaca Muerta

Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform
Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange
Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s
Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

Agenda The importance of Unconventional Strategic partner and investment project magnitudes Description of the agreements 1 2 3

Exports
Imports
Exports - Imports
Energy Deficit
Growing imports that
do not favor the
trade balance
In 2011 Argentina
became a net energy
importer
Shale offers Argentina the
historical opportunity of
stop being an energy
importer
Exports
and imports
Oil, fuels
and natural gas
Billion dollars
Source: INDEC
2009 2010 2011 2012
6.5 6.5 6.5 6.5
3.8
2.0
-2.9 -2.8
-2.6
-4.5
-9.4
-9.3

Argentina’s hydrocarbons resource potential
Conventional
(Oil 3P + Resources)
NEUQUINA
GOLFO
SAN
JORGE
AUSTRAL
CUYANA
NOROESTE
Notes: Source SEN / U.S. Energy Information Administration
(DOE) / Advanced Resources International (ARI), 2012
Oil potential Natural gas potential
Unconventional
(resources)
(Bbbls) (Tcf)
4.4
27
29
802
4th in UC oil resources 2nd in UC natural gas resources
Conventional
(Nat. gas 3P + Resources)
Unconventional
(resources)

Vaca Muerta – World class asset
Shale Oil
and Gas
Area
30,000 km²
EUR
20 - 40 Bbbl
Area
12,075 km²
Total
Net YPF
Chesapeake
Main unconventional acreage
holders in America
ExxonMobil
YPF
Chevron
Apache
TOC (%)
Thickness (mts)
Pressure (psi)
4-5
60-90
3,000-4,000
0.5-4
60-90
7,000-12,000
2-12
10-60
2,000-5,500
3-5
30-100
2,500-8,500
12
20-30
4,200
Barnett Haynesville Marcellus Eagle Ford Bakken
Area (km2)
13,000 23,000 250,000 5,000 5,200
EUR
100 - 200 TCF
New area
(LLLN+LC)
3-10
30-450
4,500-9,500
Vaca Muerta
30,000
Approximately 100 years of
current production

Vaca Muerta, LLLN – LC / Today Number of Drilling Rigs Production (Unconventional) (*) 395 Km² / 12,075 Km² +90 wells in production 11,800 boe/d as of July 2013 3.3% of total YPF’s VM acreage (*)

Agenda The importance of Unconventional Strategic partner and investment project magnitudes Description of the agreements 1 2 3

3
rd
holder
Shale acreage,
mainly in Marcellus
and Utica (USA)
Production 2,650 Kboe/d from which approximately
190 Kboe/d are from unconventional reservoirs.
Chevron – Experience and financial capacity
Market cap
235 billion dollars
Sales (2012)
222 billion dollars
In the world
5
th
producer
Of unconventional gas
worldwide
3
rd
oil company

Neuquina basin
Vaca Muerta
1 cluster
20 km²
Chevron’s initial investment
Massive
development
290 Km²
1,240
First 20 km² -
pilot
Investment
19
Drilling rigs
Direct employees
700 drilling
300 transport
350 well services
160 stimulation
+1,500
million dollars
+100
Wells
(as of December 2013)

Project Magnitudes - 35 years
Total
investment
+16,000
Million dollars
Total operating
costs
+9,000
Million dollars
Drilling
activity
+1,500
New wells
Cumulative
production
+750
Million BOEs
Royalties to
the Province
+8,500
Million dollars
Production Plateau
+50,000
Barrels of oil per day
+3 million
m³
of natural gas per day

Agenda The importance of Unconventional Strategic partner and investment project magnitudes Description of the agreements 1 2 3

Agreements between the different Parties
Investment Agreement
between YPF and Chevron
Creates the general framework for
the investment with Chevron
(Signed
07/16/2013)
• YPF will operate the
development asset
Unifies and extends for 35 years the Loma Campana
concession of an area of 395 km
2
Agreement between
YPF and Neuquén
(Signed 07/24/2013)
(Ratified by Congress
08/28/2013)
• Partnership: YPF 50%, Chevron 50%
• Investment amount:
1,240 million dollars in stages
• Pilot project:
drilling +100 wells
• 35 year term
• Grant of 20 million dollars
• Corporate Social Responsibility:
45 million dollars.
• Royalties: 12%
•
Net Profit Interest: 5% (starting year 2027)
• Reduction to applicable Methanol
Plant subsidy
• Minimum investment:
1,000 million dollars

Investment Agreement YPF - Chevron / Schedule
Pilot project for
the drilling of
+ 100 wells
in 20 km
2
1
st
stage
1
st
disbursement: Chevron advances 300 million dollars to pay 50% of the investments made by YPF to date. YPF guarantees this amount until the execution of final legal documentation.
2
nd
disbursement: Once final legal documentation is signed, Chevron provides 940 million dollars as investments are required over the next 12 months.
2
nd
stage
Once the pilot project is finished, Chevron may decide to continue in the massive development stage, in which +1,500 wells are estimated to be drilled and investments are estimated to be 15,000 million dollars. In case Chevron decides not to continue, they are only entitled to 50% of production from the wells drilled in the 1
st
Stage.

Myths and realities about shale
Myths
Hydraulic stimulation
threatens ground water
No. In Argentina hydrocarbons are separated by 2 km of rock
from aquifers and groundwater is well protected with steel casing and cement
Realities
Hydraulic stimulation
compromises water supply
No. In Neuquén only 0.1% of the river flow will only be used versus
5% used for irrigation and human consumption. The remaining 95%
flows into the sea
Hundreds of hazardous
chemicals are used
No. In Argentina only 3 to12 additives in very low concentrations are used. These chemicals can be found in ice cream, cheese, drinks and toiletries
Shale is banned in most
countries
No. It was only banned in France and Bulgaria which have no
precedent in the drilling of such wells

Myths and realities of the YPF - Chevron Agreement
Myths
Chevron invests pesos
that it already has in Argentina
Dollars come from abroad through the sole free foreign
exchange market for the total investment
Realities
YPF guarantees product
pricing to Chevron
Prices will be the prevailing market prices at each moment
without any guarantee from YPF
YPF is giving away
Vaca Muerta
No. The agreement only contemplates the cession of 50% of 3.3% of the area that YPF  has over Vaca Muerta and  YPF will operate
Chevron  will have
extraordinary profits
Investment would be recovered only in the ninth year
Chevron does not
undertake any risk
Chevron’s investment is totally at its own
risk,
it is only repaid with 50% of the project’s profits
The Agreement is signed
under French Law
The agreements are subject to New York and Argentine Law,
with arbitration in the ICC in Paris
1/2
YPF deposits in an escrow account
No. YPF will not deposit any dollars as guarantee
The Agreement is a
surrender of sovereignty
Sovereignty is to not depend on foreign energy resources

Myths and realities of the YPF - Chevron Agreement
Myths
YPF is a state-owned
company
Realities
2/2
Law 26,741, declared of public utility and subject to expropriation
51% of the equity interests in  YPF S.A.
The Agreement has
secret clauses
There are no secret clauses, it is just confidential in compliance with the regulations that apply to any publicly traded company
In Section 15, the Law establishes that for the execution of the
Company’s activities, YPF “shall continue to operate as a public company pursuant to Chapter II, Section V of Law Nº 19,550 and its corresponding regulations, and shall not be subject to any legislation or regulation applicable to the management or control of
Companies or entities owned by the National Government or
provincial governments”.
YPF is not a state-owned company, but, as stated in the Law, is a corporation. For that reason, negotiations with Chevron were carried out in compliance with all obligations arising from both the
Corporations Law as well as those arising from regulators and shareholders, as a company listed on the Buenos Aires and New York
Stock Exchange.

NUESTRA ENERGÍA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 29, 2013	By:	/s/ Gabriel E. Abalos
	Name:	Gabriel E. Abalos
	Title:	Market Relations Officer